Exhibit 99.1

VIQ Solutions Announces it is Not Proceeding with Public Offering of Shares

And Trading to Commence on Nasdaq August 12, 2021

PHOENIX, ARIZONA, August 12, 2021 – VIQ Solutions Inc. (“VIQ” or the “Company”) (TSX:VQS and OTCQX:VQSLF), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, announces that it will not be proceeding with the public offering of common shares previously announced on August 9, 2021. The termination results from an assessment by VIQ’s management that current market conditions are not conducive for an offering on terms that would be in the best interests of VIQ’s shareholders. As a result of this termination, no common shares will be sold pursuant to the offering.

The offering was being made pursuant to an effective shelf registration statement (File No. 333-256717) filed with the United States Securities and Exchange Commission, as amended and supplemented, and in Canada pursuant to a short form base shelf prospectus filed with the securities regulatory authorities in each of the provinces of Canada except for Québec, as amended and supplemented.

The Company also announced today that its common shares are expected to begin trading on August 12, 2021 on the Nasdaq Capital Market under the ticker “VQS”.

No securities regulatory authority has either approved or disapproved the contents of this news release.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

For additional information:

Media Contact:	Investor Relations Contact:
Laura Haggard	Laura Kiernan
Chief Marketing Officer	High Touch Investor Relations
VIQ Solutions	Phone: 1-914-598-7733
Phone: (800) 263-9947	Email: viq@htir.net
Email: marketing@viqsolutions.com

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions Inc.

VIQ Solutions is a provider of secure, AI-driven, digital voice and video capture technology and transcription services in the criminal justice, legal, insurance, media, government, corporate finance, media, and transcription service provider markets.

Forward-looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this news release include, but are not limited to, the Company’s common shares beginning to trade on the Nasdaq Capital Market.

Forward-looking statements or information is based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on such forward-looking statements, as VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, VIQ’s ability to satisfy all requirements to have its common shares begin trading on the Nasdaq Capital Markets. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking statements or information is based on current expectations, estimates and projections that involve several risks and uncertainties which could cause actual results to differ materially from those anticipated by VIQ and described in the forward-looking statements or information, including, without limitation, the risks described under the heading “Risk Factors” in VIQ’s Annual Information Form for the year ended December 31, 2020, filed with the Canadian securities regulatory authorities under VIQ’s SEDAR profile at www.sedar.com and filed with the SEC as an exhibit to VIQ’s Form F-10 registration statement on www.sec.gov.

These risks and uncertainties may cause actual results to differ materially from the forward-looking statements or information. Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties. The forward-looking statements contained in this news release are made as of the date of this news release and, except as required by applicable law, VIQ undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.